David C. Buck
713.220.4301 Phone
dbuck@akllp.com
January 19, 2007
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Duncan Energy Partners L.P. Amendment No. 3 to Registration Statement on Form S-1 Filed January 22, 2007 File No. 333-138371
Dear Mr. Owings:
     On behalf of Duncan Energy Partners L.P. (the “Registrant”), we are filing Amendment No. 3 to the above referenced registration statement (the “Registration Statement”).
     In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 19, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.
     Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Mr. H. Christopher Owings
January 19, 2007

Amendment No. 2 to Form S-1
Unaudited Pro Forma Condensed Combined Financial Statements, page F-2
ProForma Adjustments and Assumptions, page F-7
Comment 1
Please explain to us why applying Staff Accounting Bulletin 1:B:3 results in an accretive impact to pro forma net income per limited partners unit for the year ended December 31, 2005 and the nine months ended September 30, 2006. Also, tell us and disclose why you have applied the impact of the contemplated distribution to owners to the limited partner units rather than Enterprise Products Partners ownership interests.
Response:
Upon further review, we have removed the last paragraph of Note (h) on page F-12 since the Predecessor financial statements do not reflect net income per unit data for the historical periods.
The impact of the contemplated distribution to owners has been presented as a reduction in ownership interest held by Enterprise Products Partners. After the $411.2 million distribution, the Parent’s interest in the Partnership is $305.2 million.
Duncan Energy Partners Predecessor Financial Statements, page F-13
Comment 2
Please provide a pro forma balance sheet as of September 30, 2006 reflecting the distribution accrual (but not giving effect to the offering proceeds) along side the historical balance sheet. Refer to SAB topic 1:B:3.
Response:
We acknowledge your comment and have provided the following supplemental information under Note (i) in our pro forma footnote disclosures. This information presents the pro forma effect that a distribution accrual would have had on the historical combined liabilities and equity of Duncan Energy Partners Predecessor at September 30, 2006 (before giving effect to the offering proceeds or other pro forma adjustments).

Mr. H. Christopher Owings
January 19, 2007

The following table presents the pro forma impact on Duncan Energy Partners’ Predecessor combined liabilities and equity as of September 30, 2006 had the distribution of $411.2 million been accrued at that date:

			Duncan
			Energy Partners
			Predecessor —
	Duncan	Pro Forma	Pro Forma
	Energy Partners	Accrual of	Accrual of
	Predecessor —	Distribution	Distribution
	Historical	Payable to Parent	Payable to Parent
Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	$74,409		$74,409
Distribution payable to owners		$411,232	$411,232
Other current liabilities	9,582		9,582

Total current liabilities	83,991	411,232	495,223
Other long-term liabilities	1,033		1,033
Equity
Owners’ net investment	662,131	(411,232)	250,899

Total liabilities/owners’ net investment	$747,155	$—	$747,155

The following table reconciles owners’ net investment as shown in the preceeding table to the Parent’s interest in the Partnership on an as adjusted pro forma basis at September 30, 2006 as presented in the Partnership’s Unaudited Pro Forma Condensed Combined Balance Sheet:

Pro forma owners’ net investment	$250,899
Pro forma adjustment — Note (a)	52,520
Pro forma adjustment — Note (d)	1,814

As Adjusted Parent’s interest in the Partnership	$305,233

Mr. H. Christopher Owings
January 19, 2007

     Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to the undersigned at (713) 220-4301.
Regards,
/s/ David C. Buck
David C. Buck
Enclosures

cc:	Richard H. Bachmann (Registrant)